NSS BANK THRIFT INCENTIVE PLAN

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 1997, 1996 AND 1995

(WITH INDEPENDENT AUDITOR'S REPORT THEREON)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Year Ended December 31, 1997

Commission File Number: 0-22937

NSS BANK THRIFT INCENTIVE PLAN

NSS BANCORP, INC.
48 WALL STREET
NORWALK, CT  06852
(203) 838-4545

Item 1.  CHANGES IN THE PLAN  None
----------------------------

Item 2.  CHANGES IN INVESTMENT POLICY  None
-------------------------------------

Item 3.  CONTRIBUTIONS UNDER THE PLAN
-------------------------------------
For the years ended December 31, 1997, 1996, 1995, 1994 and 1993, the amount of employer contributions under the Plan were $85,114, $84,024, $60,159, $0 and $0, respectively.

Item 4.  PARTICIPATING EMPLOYEES
--------------------------------
At December 31, 1997, there were 107 participating employees in the Plan.

The number of participating employees in each investment program at December 31, 1997 was as follows:

MUTUAL FUNDS:
Federated Managed Income Fund                26
Federated Managed Growth and Income Fund     35
Federated Managed Growth Fund                49
Federated Managed Aggressive Growth Fund     60
Trust for US Treasury Obligations Fund       22

OTHER:
NSS Bancorp, Inc. Common Stock               37

Item 5.  ADMINISTRATION OF THE PLAN
-----------------------------------
The Plan is administered by a committee appointed by NSS Bank's Board of Directors. The committee has full power and authority to administer the Plan and to interpret its provisions. The Committee has designated an officer of the Bank to act as the Plan's Administrator.


Item 6.  CUSTODIANS OF INVESTMENTS
----------------------------------
(a) NSS Bank, through its Trust Department, is the Plan's trustee as of December 31, 1997. NSS Bank is located at 48 Wall Street, Norwalk, Connecticut. Federated Securities Corp., Pittsburgh, Pennsylvania, is investment manager for investments other than NSS Bancorp, Inc.
common stock. State Street Bank and Trust Company, Boston, Massachusetts, is custodian for all investments other than NSS Bancorp, Inc. common stock. Compulife Investor Services, Inc., Midlothian, Virginia, is securities broker and custodian of investments in NSS Bancorp, Inc. common Stock.

(b) Investment and administrative expenses aggregating $19,469, $6,712, and $10,059 during the years ended December 31, 1997, 1996 and 1995, were borne by NSS Bank, the Plan's sponsor.

(c) The Plan is insured by a fidelity bond against losses through fraud or dishonesty for the maximum amount of $4,000,000 by the Great American Insurance Company, Cincinnati, Ohio.


Item 7.  REPORTS TO PARTICIPATING EMPLOYEES
-------------------------------------------
Participating employees receive a summary annual report and have the right to obtain upon request a copy of the full annual report of the Plan or any
part thereof.  Individual participant statements are also   provided on a
quarterly basis.

Item 8.  INVESTMENT OF FUNDS
----------------------------
Participants may direct their contributions into any one of the following six investment options:

1) Federated Managed Income Fund
2) Federated Managed Growth and Income Fund
3) Federated Managed Growth Fund
4) Federated Managed Aggressive Growth Fund
5) Trust for U.S. Treasury Obligations Fund
6) NSS Bancorp, Inc. Common Stock - Party-in-interest to the Plan

Item 9.  FINANCIAL STATEMENTS AND SCHEDULES
-------------------------------------------             Page(s)
Financial Statements:

Independent Auditor's Report                            F-1 - F-2

Statements of Net Assets Available for
  Plan Benefits as of December 31, 1997 and 1996        F-3

Statements of Changes in Net Assets Available
  for Plan Benefits for the Years Ended
  December 31, 1997, 1996 and 1995                      F-4

Notes to Financial Statements                           F-5 - F-9

Supplemental Schedules:

Reportable Transactions for the Year Ended
  December 31, 1997                                     F-10

Non-Exempt Transactions of Parties-in-Interest
  for the Year Ended December 31, 1997                  F-11

Schedule of the Allocation of Plan Assets and
Liabilities to Investment Programs as of
December 31, 1997 and 1996                              F-12 - F-13

Schedule of Plan Income and Changes in Equity
in Investment Programs for the Years Ended
December 31, 1997, 1996 and 1995                        F-14 - F-16

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


NSS BANK THRIFT INCENTIVE PLAN


Date: June 26, 1998                By: /s/ Jere T. Dorney
                                           Jere T. Dorney
                                           Plan Administrator

NSS BANK THRIFT INCENTIVE PLAN

FINANCIAL STATMENTS AND SCHEDULES

DECEMBER 31, 1997, 1996 AND 1995

(WITH INDEPENDENT AUDITOR'S REPORT THEREON)

NSS BANK THRIFT INCENTIVE PLAN

CONTENTS

Independent Auditor's Report

FINANCIAL STATEMENTS


Statements of net assets available for plan benefits        Exhibit A

Statements of changes in net assets available for
  plan benefits                                             Exhibit B

Notes to financial statements


SUPPLEMENTAL SCHEDULES

Assets held for investment                                 Schedule 1
Reportable transactions                                    Schedule 2
Non-exempt transactions of parties-in-interest             Schedule 3
Allocation of plan assets and liabilities to
  investment programs                                      Schedule 4
Plan income and changes in equity in
  investment programs                                      Schedule 5

INDEPENDENT AUDITOR'S REPORT


The Plan Administrator of the
 NSS Bank Thrift Incentive Plan
Norwalk, Connecticut


We have audited the accompanying statement of net assets available for plan benefits of the NSS Bank Thrift Incentive Plan as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statements of net assets available for plan benefits as of December 31, 1996 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1996 and 1995 were audited by other auditors whose report dated August 1, 1997 expressed an unqualified opinion on those statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Plan Administrators of the
 NSS Bank Thrift Incentive Plan
Page Two


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the NSS Bank Thrift Incentive Plan as of December 31, 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                 FRIEDBERG, SMITH & CO., P.C.



Bridgeport, Connecticut
June 24, 1998

                   NSS BANK THRIFT INCENTIVE PLAN            EXHIBIT A
                   ==============================

                           STATEMENTS OF
               NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     DECEMBER 31, 1997 AND 1996
               --------------------------------------

ASSETS                                        1997         1996
------                                        ----         ----

Investments (Notes 1, 2 and 3)
------------------------------
At Fair Value:
-------------
  Federated Managed Income Fund               $307,208     $314,914
  Federated Managed Growth & Income Fund       278,818      278,936
  Federated Managed Growth Fund                668,179      530,175
  Federated Managed Aggressive Growth Fund     566,472      364,203
  Trust for U.S. Treasury Obligations Fund     307,869      188,152
  NSS Bancorp, Inc. Common Stock               102,114       32,053
                                             ---------    ---------
                                             2,230,660    1,708,433
                                             ---------    ---------

Other (Notes 1 and 2)
---------------------
  Participants' Loans Receivable               124,173      117,694
  Employer's Contributions Receivable           23,349       19,546
  Short-Term Investment Fund                     9,900       11,166
                                             ---------    ---------

  Total Other                                  157,422      148,406
                                             ---------    ---------

TOTAL ASSETS                                 2,388,082    1,856,839
                                             ---------    ---------


LIABILITIES                                          -            -
                                             ---------    ---------


NET ASSETS AVAILABLE FOR
 PLAN BENEFITS (Note 4)                     $2,388,082    $1,856,839
                                            ==========    ==========

See notes to financial statements.

                   NSS BANK THRIFT INCENTIVE PLAN            EXHIBIT B
                   ==============================

                           STATEMENTS OF
          CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
            YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
          -------------------------------------------------

                               Year Ended    Year Ended    Year Ended
                               December 31,  December 31,  December 31,
                                   1997          1996          1995
                               ------------  ------------  ------------

Additions to Net Assets:
-----------------------

Net Investment Income
(Loss) (Notes 1, 2 and 3):
-------------------------
 Net Appreciation
 (Depreciation) in Fair
 Value of Investments           $  84,522     $  51,242     $ 125,584
     Investment Income -
     Investments and Loans        177,388        99,298        55,394
                               ----------    ----------    ----------
                                  261,910       150,540       180,978

Contributions (Notes 1 and 2):
-----------------------------
  Employer                         85,714        84,024        60,159
  Participants                    318,514       233,449       169,161
                               ----------    ----------    ----------
  Total Additions                 666,138       468,013       410,298

Deductions from Net Assets (Note 1):
-----------------------------------

  Benefits Paid
   to Participants               (134,895)      (91,901)      (83,774)
                               ----------    ----------    ----------

Net Increase (Note 4)             531,243       376,112       326,524

Net Assets Available for Benefits:
---------------------------------

   Beginning of Period          1,856,839     1,480,727     1,154,203
                                ---------     ---------     ---------

   End of Period               $2,388,082    $1,856,839    $1,480,727
                                =========     =========     =========

See notes to financial statements.

                   NSS BANK THRIFT INCENTIVE PLAN
                   ==============================


                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1997 AND 1996
                    -----------------------------



NOTE 1 - PLAN DESCRIPTION
-------------------------

The following brief description of the NSS Bank Thrift Incentive Plan
(Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan, as amended, became effective on January 1, 1988, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan covering substantially all employees of NSS Bank and its subsidiaries (Bank) who have one year of eligible service and are age twenty-one or older.

NSS Bank is a wholly-owned subsidiary of NSS Bancorp, Inc., (Bancorp) a bank holding company organized as of October 1, 1997.

Each year participants may contribute between one and fifteen percent of their pre-tax annual compensation, as defined in the Plan. The Bank matches contributions in an amount equal to 50 percent of a participant's first 4% contribution, subject to certain limitations as defined in the Plan. Additionally, the Bank can make discretionary contributions at the option of the Bank's Board of Directors.

Participants' accounts are credited with their contributions, plus allocated Bank contributions and Plan earnings. Bank contributions are allocated based on the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants. Plan earnings are allocated based on a participant's account balance in various investments and their respective earnings. All administrative expenses of the Plan are paid and borne by the Bank.

Participants are immediately 100 percent vested in their contributions and become fully vested after seven years in any Bank matching and discretionary contributions, and earnings thereon. A withdrawing participant who is not 100 percent vested forfeits the non-vested portion of Bank matching and discretionary contributions. Forfeited amounts are used to reduce Bank contributions. Forfeited contributions were $4,890 and $5,942 at December 31, 1997 and 1996, respectively.

                   NSS BANK THRIFT INCENTIVE PLAN
                   ==============================

                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1997 AND 1996
                    -----------------------------


NOTE 1 - PLAN DESCRIPTION (continued)
-------------------------------------

Participants may direct their contributions in any of the following six investment options:

Mutual Funds:
------------
1. Federated Managed Income Fund

2. Federated Managed Growth and Income Fund

3. Federated Managed Growth Fund

4. Federated Managed Aggressive Growth Fund

5. Trust for U.S. Treasury Obligations Fund


Common Stocks:
-------------
6. NSS Bancorp, Inc. - Party-in-interest to the Plan

Participants may change their invested funds daily, and may change the amount and/or the direction of contributions withheld at each periodic payroll.

                   NSS BANK THRIFT INCENTIVE PLAN
                   ==============================

                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1997 AND 1996
                    -----------------------------

NOTE 1 - PLAN DESCRIPTION (continued)
-------------------------------------

Participants may borrow against a defined amount of their vested account balances. Loan terms range to a maximum of five years. The loans are secured by a participant's account balance and bear interest at a fixed rate equal to 100 basis points above the Bank's Prime rate at the time the loan is originated. Principal and interest are repaid ratably through biweekly payroll deductions.

Benefits are payable to participants upon termination, death, disability or retirement in a lump-sum distribution.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------
(a) The accompanying financial statements and schedules have been prepared in accordance with Rule 6A of the regulation S-X of the Securities and Exchange Commission and the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 (ERISA). The financial statements are presented on the accrual basis of accounting.

(b) The Plan's investments at December 31, 1997 and 1996 are stated at fair value, which is based on quoted market prices. Net appreciation or depreciation on investments is recorded in the Statements of Changes in Net Assets Available for Plan Benefits.

(c) Discretionary contributions are recorded in the year and in the amount authorized by the Bank's Board of Directors. Matching contributions and contributions from participants are recorded in the year in which the participant's contributions are withheld.

                   NSS BANK THRIFT INCENTIVE PLAN
                   ==============================

                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1997 AND 1996
                    -----------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
---------------------------------------------------------------

(d)  Benefits are recorded when paid.

(e) Short-Term Investment Funds are money market funds that are maintained for liquidity purposes, but are not insured deposits.

(f) Net appreciation or depreciation in fair value in the Statements of changes in net assets available for plan benefits reflects activity from participants' directed investment choices, which requires the redemption and reinvestment in units between funds, and the unrealized appreciation or depreciation in the underlying assets of the respective funds and NSS Bancorp, Inc. common stock.

(g) Investment and administrative expenses are borne by the sponsor and therefore are not reflected in the Plan's financial statements.

(h) The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to or deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.


NOTE 3 - INVESTMENTS
--------------------

A summary of the Plan's investments by type as of December 31 is as follows:


                                   Units/     Fair
     December 31, 1997             Shares     Value      Cost
     -----------------             ------     -----      ----

Federated Managed Income Fund   28,630.711  $307,208     $297,070
Federated Managed Growth and
   Income Fund                  24,500.716   278,818      272,782
Federated Managed Growth Fund   54,813.704   668,179      649,413
Federated Managed Aggressive
   Growth Fund                  43,946.662   566,472      544,995
Trust for U.S. Treasury
   Obligations Fund            307,869.040   307,869      307,869
NSS Bancorp, Inc. Common Stock   2,705       102,114       69,278
                                             -------      -------
           Total                          $2,230,660   $2,141,407
                                           =========    =========



                   NSS BANK THRIFT INCENTIVE PLAN
                   ==============================


                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1997 AND 1996
                    -----------------------------

NOTE 3 - INVESTMENTS (continued)
--------------------------------

                                      Units/     Fair
           December 31, 1996          Shares     Value       Cost
           -----------------          ------     -----       ----

Federated Managed Income Fund     30,280.228   $ 314,914    $ 312,572
Federated Managed Growth and
   Income Fund                    25,197.491     278,936      277,678
Federated Managed Growth Fund     44,968.157     530,175      519,571
Federated Managed Aggressive
   Growth Fund                    30,124.286     364,203      362,196
Trust for U.S. Treasury
   Obligations Fund              188,152.17      188,152      188,152
NSS Bancorp, Inc. Common Stock     1,380          32,053       30,800
                                               ---------    ---------
          Total                               $1,708,433   $1,690,969
                                               =========    =========


During the years ended December 31, 1997 and 1996, the Plan purchased common stock of Bancorp (Note 1) aggregating 1,325 and 1,380 shares at a cost of $38,478 and $30,800, respectively. No shares were purchased during the year ended December 31, 1995 and no shares were sold during the years ended December 31, 1997, 1996 or 1995.


NOTE 4 - TAX STATUS
-------------------
The Plan has received a favorable determination letter dated June 5, 1997 from the Internal Revenue Service, which qualifies the Plan for favorable tax treatment under Sections 401(k) and 401(a) of the Internal Revenue Code and therefore, is exempt from federal income taxes under provisions of
Section 501(a).

                     NSS BANK THRIFT INCENTIVE PLAN         SCHEDULE 1
                     ==============================

                   SCHEDULE OF REPORTABLE TRANSACTIONS
                     YEAR ENDED DECEMBER 31, 1997
                   -----------------------------------

                                               Carrying
                                               Basis at
                         Redemption/Purchase  Transaction
                                Price            Date       Gain/(Loss)
                         -------------------  -----------   -----------

Redemption- Federated
 Managed Income Fund
 - 8,864.182 units           $ 92,846          $ 91,478       $ 1,368

Redemption - Federated
 Managed Growth Fund
 - 9,206.772 units            115,184           106,338         8,846

Purchase - Federated
 Managed Growth Fund
 - 13,887.51 units            175,348           175,348             -

Purchase - Federated
 Managed Aggressive Growth
 Fund - 14,962.31 units       194,554           194,554             -

Purchase - Trust For U.S.
 Treasury Obligations Fund -
 145,163 units                145,163           145,163             -
                              -------           -------       -------

                             $723,095          $712,881       $10,214
                              =======           =======        ======


See independent auditor's report.

                   NSS BANK THRIFT INCENTIVE PLAN           SCHEDULE 2
                   ==============================

                 SCHEDULE OF NON-EXEMPT TRANSACTIONS
                       OF PARTIES-IN-INTEREST
                   YEARS ENDED DECEMBER 31, 1997
                 -----------------------------------




                               1 9 9 7


                                 NONE


See independent auditor's report.

                          NSS BANK THRIFT INCENTIVE PLAN       SCHEDULE 3
                          ==============================      Page 1 of 2

                          SCHEDULE OF ALLOCATION OF PLAN
                  ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                           YEAR ENDED DECEMBER 31, 1997
                  ---------------------------------------------

                         Participants'  Employer's   Short Term
ASSETS                     Loans      Contribution   Investment
            Investment   Receivable    Receivable       Fund       TOTAL

Federated
Managed
Income Fund   $307,208     $  -          $1,995        $  -        $309,203

Federated
Managed
Growth and
Income Fund    278,818        -           2,693           -         281,511

Federated
Managed
Growth Fund    668,179        -           5,170           -         673,349

Federated
Managed
Aggressive
Growth Fund    566,472        -           7,309           -         573,781

Trust for
US Treasury
Obligations
Fund           307,869        -           2,478           -         310,347

NSS Bancorp,
Inc. Common
Stock (1)      102,114        -           3,704         9,900       115,718

Participants'
Loans
Receivable           -     124,173           -              -       124,173
               -------     -------     -------       --------       -------

Net Assets
Available
For Plan
Benefits    $2,230,660    $124,173     $23,349         $9,900     $2,388,082
             =========     =======      ======          =====      =========


(1) Party-in-interest to the Plan

See independent auditor's report.

                       NSS BANK THRIFT INCENTIVE PLAN         SCHEDULE 3
                       ==============================        Page 2 of 2

                      SCHEDULE OF THE ALLOCATION OF PLAN
                 ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                        YEAR ENDED DECEMBER 31, 1996
                 ---------------------------------------------



                        Participants'   Employer's   Short Term
ASSETS                   Loans        Contribution   Investment
           Investment   Receivable     Receivable      Fund       TOTAL

Federated
Managed
Income Fund  $314,914     $  -          $  1,849     $   -        $316,763

Federated
Managed
Growth and
Income Fund   278,936        -             2,302         -         281,238

Federated
Managed
Growth Fund   530,175        -             5,459         -         535,634

Federated
Managed
Aggressive
Growth Fund   364,203        -             6,798         -         371,001

Trust for
US Treasury
Obligations
Fund          188,152        -             1,768         -         189,920

NSS Bancorp,
Inc. Common
Stock (1)      32,053        -             1,370      11,166        44,589

Participants'
Loans
Receivable          -    117,694               -         -         117,694
              -------    -------          -------    -------       -------

Net Assets
Available
For Plan
Benefits   $1,708,433   $117,694          $19,546    $11,166    $1,856,839
            =========    =======           ======     ======     =========

(1) Party-in-interest to the Plan

See independent auditor's report.

                   NSS BANK THRIFT INCENTIVE PLAN       SCHEDULE 4
                   ==============================      Page 1 of 3

            SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                       IN INVESTMENT PROGRAMS
                    YEAR ENDED DECEMBER 31, 1997
                    ----------------------------
                       (DOLLARS IN THOUSANDS)


                        A     B     C     D     E     F     G      TOTAL
                        ------------------------------------------------

Net Investment
--------------
Income (Loss):
--------------
Net Appreciation
 (Depreciation)
 in Fair Value          $  9  $  9   $ 15  $ 21  $  -  $ 31  $ -    $ 85
Investment Income
 - Interest and
  Dividends               21    28     66    42    15     5     -    177
                         ---   ---    ---   ---   ---   ---   ---   ----
Net Investment
 Income (Loss)            30    37     81    63    15    36     -    262

Contributions:
-------------
Current Period            40    44     80   103    42    38     -    347
Rollovers                 11     1      3     2    40     -     -     57
Interfund Transfers      (83)  (73)    42    67    38     2     7      -
Benefits Paid to
 Participants             (6)   (8)   (69)  (32)  (16)   (3)   (1)  (135)
                        ----  ----   ----  ----  ----  ----  ----   ----
Net Change in Equity
 during the period        (8)    1    137   203   119    73     6    531

Balance at beginning
 of period               317   281    536   371   191    43   118  1,857
                        ----  ----   ----  ----  ----  ----  ----  -----
Balance at end
 of period              $309  $282   $673  $574  $310  $116  $124 $2,388
                        ====  ====   ====  ====  ====  ====  ==== ======

A= Federated Managed Income Fund
B= Federated Managed Growth and Income Fund
C= Federated Managed Growth Fund
D= Federated Managed Aggressive Growth Fund
E= Trust For US Treasury Obligations Fund
F= NSS Bancorp, Inc. Common Stock - Party-in-Interest to the Plan
G= Participants' Loans Receivable



See independent auditor's report.

                   NSS BANK THRIFT INCENTIVE PLAN        SCHEDULE 4
                   =============================        Page 2 of 3

             SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                        IN INVESTMENT PROGRAMS
                     YEAR ENDED DECEMBER 31, 1996
                     ----------------------------
                        (DOLLARS IN THOUSANDS)

                1    2    3    4    A    B    C    D    E    F    G   TOTAL

Net Investment
--------------
Income (Loss):
--------------
Net Appreciation
(Depreciation)
in Fair Value   $  - $  4 $ 10 $ 12 $  2 $  2 $ 17 $  3 $  - $  1 $  - $ 51

Investment
Income -
Interest and
Dividends         11    -   -    -    13   12   33   18   10    3    -  100
                 ---  --- ---  ---   ---  ---  ---  ---  ---  ---  ---  ---

Net
Investment
Income (Loss)     11    4  10   12    15   14   50   21   10    4    -  151

Contributions      -    -   -    -    43   41   95   94   29   15    -  317

Interfund
Transfers       (670) (71)(282)(351) 261  229  373  242   21   23   36    -

Benefits
Paid to
Participants      -     -    -    -  (10) (10)  (1)  (4) (64)  (2)  (1) (92)
                ---   ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---
Net change
in equity
during the
period        (659)(67) (272)(339)   309  274  517  353  185   40   35  376

Balance at
Beginning
of period      659   67  272  339      8    7   19   18    6    3   83 1,481
               ---  ---  ---  ---    ---  ---  ---  ---  ---  ---  --- -----
Balance at
end of
period        $  - $  - $  - $  -   $317 $281 $536 $371 $191 $ 43 $118 $1,857
               ===  ===  ===  ===    ===  ===  ===  ===  ===  ===  ===  =====

1= Wright Investors Money Market Fund
2= Wright Investors Bond Fund
3= Wright Investors Blue Chip Fund
4= Wright Investors Managed Fund
A= Federated Managed Income Fund
B= Federated Managed Growth and Income Fund
C= Federated Managed Growth Fund
D= Federated Managed Aggressive Growth Fund
E= Trust For US Treasury Obligations Fund
F= NSS Bancorp, Inc. Common Stock - Party-in-interest to the Plan
G= Participants' Loans Receivable

See independent auditor's report.

                NSS BANK THRIFT INCENTIVE PLAN         SCHEDULE 4
                ==============================        Page 3 of 3

              SCHEDULE OF PLAN INCOME AND CHANGES IN EQUITY
                         IN INVESTMENT PROGRAMS
                      YEAR ENDED DECEMBER 31, 1995
                      ----------------------------
                         (DOLLARS IN THOUSANDS)

                              1     2     3     4     X     G     TOTAL
                              -----------------------------------------

Net Investment Income (Loss):
-----------------------------
Net Appreciation
 (Depreciation)
 in Fair Value                $   -  $  8  $ 59  $ 59  $  -  $  -  $126

Investment Income -
 Interest and Dividends          35     4     3     7     -     6    55
                                ---   ---   ---   ---   ---   ---   ---

Net Investment
 Income (Loss)                   35    12    62    66     -     6   181

Contributions                   105     6    32    27    60     -   230
Interfund Transfers             126   (21)    5  (118)    -     8     -
Benefits Paid to Participants   (19)   (2)  (15)  (48)    -     -   (84)
                                ---   ---   ---   ---   ---   ---   ---
Net change in equity
during the period               247    (5)   84   (73)   60    14   327

Balance at beginning
of period                       412    72   188   413     -    69 1,154
                                ---   ---   ---   ---   ---   --- -----
Balance at end of period       $659  $ 67  $272  $340  $ 60  $ 83$1,481
                                ===   ===   ===   ===   ===   === =====


1= Wright Investors Money Market Fund
2= Wright Investors Bond Fund
3= Wright Investors Blue Chip Fund
4= Wright Investors Managed Fund
X= Various Federated Managed Funds
G= Participants' Loans Receivable




See independent auditor's report.